HEI Exhibit 4.2
AMENDMENT 2026-1 TO THE
HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

This amendment to the Hawaiian Electric Industries Retirement Savings Plan (the “Plan” or “HEIRS Plan”) is made to make the Plan’s loan program available to Participants, regardless of whether they are actively employed by a Participating Employer. This amendment is made pursuant to authority under Internal Revenue Service Revenue Procedure 2021-30, Section 4.05(2)(a), and is effective for new Participant loans as set forth below.
Effective for Participant loans originated on and after October 6, 2025, the first paragraph of Section 4.5 of the Plan is amended to state in its entirety as follows:
Section 4.5 Participant Loans
A Plan loan program is available to Plan Participants, regardless of whether they are employed by a Participating Employer. The loan program is administered by the Trustee in accordance with procedures approved by the Administrative Committee. The loan procedures are incorporated herein by this reference and may be amended at any time without notice and without further amendment to the Plan. If there is any conflict between the loan procedures and this Section 4.5, the loan procedures shall control.
TO RECORD the adoption of this Amendment 2026-1, Hawaiian Electric Industries, Inc. has executed this document September 2, 2026.

HAWAIIAN ELECTRIC INDUSTRIES, INC.

By	/s/ Kurt K. Murao
Its Vice President – Legal & Administration
and Corporate Secretary